1902 Building C, King Long International Mansion s 9 Fulin Road, Beijing 100107

People’s Republic of China s (+86) 10-8494 5799

February 17, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Laura Nicholson

Re:	Recon Technology, Ltd
Registration Statement on Form F-3
Originally Filed February 10, 2021
File No.: 333-252968

Dear Ms. Nicholson:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Recon Technology, Ltd hereby requests the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form F-3 to become effective on February 19, 2021, at 4:00 PM Eastern Time, or as soon thereafter as is practicable.

Please feel free to direct any questions or comments concerning this request to our U.S. legal counsel, Anthony W. Basch.

Sincerely,

By:	/s/ Shenping Yin
Shenping Yin

Chief Executive Officer